Exhibit 11.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our reports dated April 22, 2022, with respect to the consolidated balance sheet of AHP Title Holdings LLC as of December 31, 2021 and the related consolidated statements of operations, changes in members’ deficit, and cash flows for the year then ended which appears in the accompanying Form 1-A Post-Qualification Amendment No. 1 of AHP Title Holdings LLC.

Rockville, Maryland

June 1, 2022